Mail Stop 4-6
								April 28, 2005

John P. McAlister, III
President and Chief Executive Officer
Tripos, Inc.
1699 South Hanley Road
St. Louis, MO  63144

	Re:    	Tripos, Inc.
		Registration Statement on Form S-1
		Filed April 1, 2005
		File No. 333-123742

Dear Mr. McAlister:

      We have limited our review of the above-referenced Form S-1 registration statement to the issues identified below. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary.
Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We welcome any questions you may have about our comments or on any other aspect of our review and look forward to working with you. Feel free to call us at the telephone numbers listed at the end of this letter.

Recent Developments
1. You are seeking to register securities that you issued to former shareholders of Optive Research, Inc., which was acquired in January
2005, and certain institutional investors pursuant to a purchase agreement dated December 2004. Disclosure of these transactions appears in Forms 8-K, yet we are unable to locate the registration rights agreement, if any, entered into with the former shareholders of Optive Research, or the December 2004 purchase agreement as exhibits to any Forms 8-K or this S-1. Please advise.

Selling Shareholders
2. Please disclose the natural persons who exercise sole or shared voting and/or investment power over Horizon Technology Funding Company II LLC, Horizon Technology Funding Company III LLC and Sand
Hill Venture Debt III, LLC. This disclosure may be included in the footnotes to the table. See interpretation 4S of the Regulation S-K portion of the March 1999 supplement to the publicly available CF Telephone Interpretation manual, as well as interpretation I.60 of the July 1997 version of the telephone interpretation manual.
3. Tell us whether any of the selling shareholders are affiliates of a registered broker-dealer. To the extent that any selling shareholder is an affiliate of a broker-dealer, please disclose this in the footnotes to the selling shareholder table and disclose whether the seller purchased the shares in the ordinary course of business and at the time of the purchase of the securities to be resold, the seller had any agreements or understandings, directly or indirectly, with any person to distribute the securities.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

      Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

* 		should the Commission or the staff, acting pursuant to
delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

*	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

* 	the company may not assert this action as a defense in any
proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

      We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

      We direct your attention to Rule 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

      Any questions should be directed to Maryse Mills-Apenteng at
(202) 942-1861. If you need further assistance, you may contact the undersigned at 202-942-1800.

								Sincerely,



      			Barbara C. Jacobs
      			Assistant Director


cc:  	Via facsimile:  410-539-6981
	Thene M. Martin, Esq.
      Hogan and Hartson LLP
      111 South Calvert Street
      Baltimore, MD  21202





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Tripos, Inc.
April 28, 2005
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